

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

June 16, 2009

<u>Via U.S. Mail</u>

Henry H. Gerkens
President and Chief Executive Officer
Landstar System, Inc.
13410 Sutton Park Drive South
Jacksonville, FL 32224

> **Re: Landstar System, Inc.**
> **Form 10-K**
> **Filed: February 25, 2008**
> **File No. 000-21238**

Dear Mr. Gerkens:

We have reviewed your filing and have the following comment. Where indicated, we think you should implement this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or implementation is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A</u>

<u>Annual Incentive Compensation, page 13</u>

1. We note your use of diluted earnings per share and consolidated operating income as performance measures under your Incentive Compensation Plan ("ICP"). The actual target metrics used to determine compensation levels under the ICP,

however, are not disclosed. Please confirm that in future filings you will provide these specific performance targets as well as any other targets that are used to determine compensation awards for named executive officers. Additionally, please confirm that you will provide the individual ICP percentage factor for each named executive officer. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal